Exhibit 4.5

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

Henry Schein, Inc. (“Henry Schein” or the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): the Company’s common stock, par value $0.01 per share (“Common Stock”).

Description of Common Stock

The following summary description sets forth some of the general terms and provisions of the Common Stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the Company’s Common Stock, you should refer to the provisions of the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Second Amended and Restated By-Laws (the “By-Laws”), each of which is an exhibit to the Annual Report on Form 10-K to which this description is an exhibit.

Authorized Capital Shares

Under the Certificate of Incorporation, Henry Schein is authorized to issue up to 481,000,000 shares, consisting of (i) 480,000,000 shares of Common Stock, and (ii) 1,000,000 shares of preferred stock, having a par value of $0.01 per share.

Dividend Rights

Henry Schein’s board of directors (the “Board”) may declare dividends (out of funds legally available therefor) upon the shares of Henry Schein (as and when the Board determines) at any regular or special meeting of the Board.

Voting Rights

Each holder of shares of Common Stock is entitled to one vote in respect of each share held. The affirmative vote of 80% or more of all outstanding stock of Henry Schein is required for the amendment of this voting rights provision in the Certificate of Incorporation. Cumulative voting is not permitted.

Liquidation, Dissolution or Similar Rights

Subject to the rights of holders of outstanding shares of preferred stock, if any, holders of Common Stock will share ratably in all assets legally available for distribution to our shareholders in the event of a liquidation, dissolution or winding up of the affairs of the Company.

Preemptive Rights

The Certificate of Incorporation provides that no holder of stock of any class is entitled to any preemptive right to subscribe for or purchase any shares of Henry Schein stock. The Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call.

Antitakeover Statute; Business Combinations

Henry Schein has not opted-out of (and is thus subject to) the “business combination” prohibition under Section 203 of the Delaware General Corporation Law (the “DGCL”). In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation’s voting stock (an “Interested Stockholder”) for a period of three years following the date the person became an Interested Stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an Interested Stockholder is approved in a prescribed manner.

Approval of Certain Transactions; Protective Provisions

If stockholder approval is required (i) for the adoption of a merger or consolidation agreement, or (ii) to authorize any sale, lease, transfer or exchange of all or substantially all of the assets of Henry Schein, then the affirmative vote of 60% or more of the outstanding stock of Henry Schein entitled to vote thereon is required to approve the relevant action.

The affirmative vote of 60% or more of all outstanding stock of Henry Schein entitled to vote thereon is required for the amendment of the provision above.

Ability to Call Special Meetings of Stockholders

Subject to the rights of any series of Henry Schein preferred stock, special meetings of stockholders may be called by (i) the chairman of the Board or (ii) resolution adopted by the affirmative vote of a majority of the Board, and will be called at the request of stockholders holding more than 10% of the voting power of the outstanding shares entitled to vote in the election of directors.

Advance Notice Procedures Required for Stockholder Proposals

The By-Laws sets forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Stockholder Action by Written Consent

Any action required or permitted to be taken by Henry Schein stockholders at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Certain Proceedings

The Certificate of Incorporation provides that, whenever a compromise or arrangement is proposed between Henry Schein and its creditors or any class of them and/or between Henry Schein and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application of (i) Henry Schein, (ii) any creditor or stockholder thereof, (iii) any receiver or receivers appointed for Henry Schein under the provisions of Section 291 of Title 8 of the DGCL, (iv) trustees in dissolution, or (v) any receiver or receivers appointed for Henry Schein under the provisions of Section 279 of Title 8 of the DGCL, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of Henry Schein, as the case may be, to be summoned in such manner as the court directs.

If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of Henry Schein, as the case may be, agree to any compromise or arrangement and to any reorganization of Henry Schein as a consequence of such compromise or arrangement, the compromise or arrangement and the reorganization will, if sanctioned by the court to which the application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of Henry Schein, as the case may be, and also on Henry Schein.

Forum Selection Provision

Unless Henry Schein consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Henry Schein, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of Henry Schein to Henry Schein or Henry Schein’s stockholders, (iii) any action asserting a claim arising under the DGCL, the Certificate of Incorporation or the By-Laws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) any action asserting a claim governed by the internal affairs doctrine. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by that Act, and Section 22 of the Securities Act of 1933 creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act, as more fully described in that statute. A court might conclude that Henry Schein’s forum provision is in whole or in part inapplicable or unenforceable in any particular action.